Exhibit 99.1

NQ Mobile Inc. Announces Second Quarter 2013 Results

Record Net Revenues of $41.4 million, Up 107.4% Year-over-Year

Non-GAAP Net Income Attributable to NQ Mobile1 was $15.0 million, Up 111.1% Year-over-Year

Non-GAAP Fully Diluted Earnings per ADS2 of $0.26

Net Income Attributable to NQ Mobile was $1.9 million, down 8.3% Year-over-Year

GAAP Fully Diluted Earnings per ADS3 of $0.03

BEIJING and DALLAS, Aug 12, 2013 – NQ Mobile Inc. (“NQ Mobile” or the “Company”) (NYSE: NQ), a leading global provider of mobile Internet services, today announced its unaudited financial results for the second quarter ended June 30, 2013.

Second Quarter 2013 Highlights

•	Net revenues increased 107.4% year-over-year to $41.4 million, exceeding the high end of the Company’s previous guidance of $38.5 million to $38.8 million.

•

Income from operations, or operating income, decreased 65.5% year-over-year to $0.5 million. Operating income would have been $7.3 million, up 388.8% year-over-year, without the additional share based compensation of $6.8 million incurred as a result that Beijing Feiliu Jiutian Technology Co., Ltd (“FL Mobile”), a wholly owned subsidiary of NQ Mobile, exceeded its specific operating and performance-based targets during the period.

•	Non-GAAP operating income[4] increased 108.5% year-over-year to $13.7 million.

•

Net income attributable to NQ Mobile decreased 8.3% year-over-year to $1.9 million. Net income would have been $8.7 million, up 319.7% year-over-year, without the additional share based compensation of $6.8 million incurred as a result that FL Mobile exceeded its operating and performance-based targets during the period.

•	Non-GAAP net income[5] increased 111.1% year-over-year to $15.0 million.

•

GAAP fully diluted Earnings per ADS was $0.03. GAAP fully diluted Earnings per ADS would have been $0.15 without the additional share based compensation per ADS of $0.12 incurred as a result that FL Mobile exceeded its specific operating and performance-based targets during the period.

•

Non-GAAP fully diluted Earnings per ADS was $0.26. Diluted weighted average number of ADSs outstanding increased to 58.2 million in the second quarter of 2013 from 56.4 million in the previous quarter.

•

Net cash flow generated from operations was $11.1 million in the second quarter of 2013, compared with $1.9 million in the corresponding period of 2012. Cash and cash equivalents and term deposits together amounted to $128.4 million as of June 30, 2013.

•	Deferred revenue was $17.4 million at the end of second quarter of 2013, up 20.8% from $14.4 million at the end of the first quarter of 2013.

•	Days Sales Outstanding were 145 in the second quarter of 2013, down 8.2% from 158 in the previous quarter.

[1]	Non-GAAP net income attributable to NQ Mobile is a non-GAAP financial measure, defined as net income attributable to NQ Mobile excluding share-based compensation expenses.
[2]	Non-GAAP fully diluted earnings per ADS is a non-GAAP financial measure, defined as non-GAAP net income attributable to common shareholders divided by the weighted average number of diluted ADSs.
[3]	“ADS” is American Depositary Share. Each ADS represents five Class A common shares of NQ Mobile.
[4]	Non-GAAP operating income is a non-GAAP financial measure, defined as income from operations excluding share-based compensation expenses.
[5]	Non-GAAP net income is a non-GAAP financial measure, defined as net income attributable to NQ Mobile excluding share-based compensation expenses.

The Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are described in the accompanying sections of “Non-GAAP Measure Reconciliations” and “Non-GAAP Financial Measures.”

Second Quarter 2013 Operating Metrics

•

Cumulative registered user accounts were 372.2 million as of June 30, 2013, compared with 203.5 million as of June 30, 2012 and 326.6 million as of March 31, 2013. Including 87.3 million registered user accounts for FL Mobile, NQ Mobile had total registered user accounts of 459.5 million as of June 30, 2013.

•

Average monthly active user accounts for the quarter ended June 30, 2013 were 122.2 million, compared with 69.2 million for the corresponding period of 2012 and 111.0 million for the quarter ended March 31, 2013. Including FL Mobile’s 16.1 million average monthly active user accounts, NQ Mobile had total average monthly active user accounts of 138.3 million for the quarter ended June 30, 2013.

•

Average monthly premium user accounts for the quarter ended June 30, 2013 were 11.3 million. We define premium user accounts as any user account that generates revenues either through direct payment or indirect payment from third party developers and advertisers. This will replace the paying user account metric we have used previously as we expand the monetization of our active user accounts. Average monthly premium user accounts should not be compared with the 7.4 million paying user accounts in the corresponding period of 2012 and 9.2 million paying user accounts for the quarter ended March 31, 2013.

•

FL Mobile operated and distributed a total of 18 games on iOS and 42 games on Android platforms as of June 30, 2013. In the second quarter of 2013, FL Mobile had 9 games ranked among the Top 100 grossing applications, of which 3 ranked among the Top 30 on Apple’s iTunes app store in China. Average Daily Active Users for FL Mobile’s games reached 98,595 in the second quarter of 2013.

•	Beijing NationSky Network Technology Co., Ltd, Inc. (“NationSky”) had over 20 Mobile Device Management (“MDM”) enterprise customers and over 1,250 total enterprise customers as of June 30, 2013.

(In millions)	As of June 30, 2013	As of June 30, 2012	As of Mar. 31, 2013
Cumulative registered user accounts	372.2	203.5	326.6
FL Mobile cumulative registered user accounts	87.3		76.9
Total cumulative registered user accounts	459.5	203.5	403.5

	Three months ended June 30, 2013	Three months ended June 30, 2012	Three months ended Mar. 31, 2013
Average monthly active user accounts	122.2	69.2	111.0
FL Mobile average monthly active user accounts	16.1		13.7
Total average monthly active user accounts	138.3	69.2	124.7

Average monthly premium user accounts	11.3	—	—

“I am pleased to report that we again achieved record revenues in the second quarter of 2013,” commented Dr. Henry Lin, Chairman and Co-Chief Executive Officer of NQ Mobile. “We are excited about the progress of our expanded monetization efforts across our platform. As a leading mobile Internet platform, we will continue to grow our user base around the world and broaden our monetization capabilities. We are now not only generating security subscription revenues but significant gaming and advertising revenues as well. This is only the beginning of our exciting journey forward.”

“We have also made significant progress in our dual top priority focus areas that we previously highlighted last quarter,” added Omar Khan, Co-Chief Executive Officer of NQ Mobile. “First, we are accelerating our monetization success across our platform and the strategy is working. Second, we have successfully started to execute against the objective of increasing shareholder value. In both cases, we are still in the early stages of this exciting path forward and we believe that we have only just begun to deliver against our own expectations and plans. We look forward to much more progress and success in these efforts in the near term.”

Second Quarter 2013 Results

Revenues

Net revenues in the second quarter of 2013 were $41.4 million, up 107.4% year-over-year and 24.6% sequentially. 6

Mobile Value Added Service revenues, which include Consumer Mobile Security revenues and Mobile Games revenues, increased 66.7% year-over-year and 17.8% sequentially to $26.8 million in the second quarter of 2013. The increase in Consumer Mobile Security revenues was primarily due to an increased use of NQ Mobile’s premium services among its overseas paying user accounts (defined as accounts outside of China), which generally pay a higher subscription rate. Revenue contribution from overseas users accounted for 57.2% of Consumer Mobile Security revenues in the second quarter of 2013, compared with 51.2% in the second quarter of 2012 and 55.5% in the first quarter of 2013. The increase in Mobile Games revenues was primarily due to the rapid user growth of FL Mobile’s game platform and the launch of new games in the second quarter of 2013.

Advertising revenues were $5.5 million for the second quarter of 2013, up 149.0% year-over-year and 66.8% sequentially. The robust growth was due to increased monetization through advertising and promotional revenue through 3rd party application referrals.

[6]

As announced on the Q1 2013 earnings call and due to the expansion of its business and diversification of its revenue streams, NQ Mobile classifies its revenues into the below categories: Mobile Value Added Services (MVAS) to include Consumer Mobile Security and Mobile Games, Enterprise Mobility (NationSky business), Advertising and Other.

Enterprise Mobility revenues increased 31.7% sequentially to $8.1 million in the second quarter of 2013 mainly due to the strong growth in the enterprise business and new customer gains. NationSky became a tier one distributor for Apple in the first quarter of 2013 and has been ramping up its MDM business, both of which contributed to the significant increase in hardware sales. Product revenue for hardware sales increased 25.4% sequentially to $5.2 million and software and services revenue increased 44.7% sequentially to $2.9 million in the second quarter of 2013.

Other revenues in the second quarter of 2013 were $1.0 million, up 287.9% year-over-year and down 3.9% sequentially. Other revenues are generated primarily by providing technical contract services to third parties and fluctuate as such business is driven by individual projects.

Cost of Revenues

Cost of revenues in the second quarter of 2013 was $13.8 million, up 194.1% year-over-year and 31.9% sequentially. The year-over-year increase was primarily due to the impact from NationSky and FL Mobile acquisitions in 2012, increased customer acquisition cost to drive user growth, amortization of intangible assets resulted from NationSky and FL Mobile acquisitions and higher staff cost from salary and headcount increases. The sequential increase was primarily due to increased hardware procurement cost for NationSky’s Enterprise Mobility business, increased customer acquisition costs, and higher staff cost.

Gross Profit and Gross Margin

Gross profit in the second quarter of 2013 was $27.6 million, up 80.7% year-over-year and 21.2% sequentially. Gross margin was 66.7% in the second quarter of 2013, compared with 76.5% in the same quarter a year ago and 68.5% in the previous quarter. Excluding the impact from the NationSky acquisition, gross margin was 74.6 % in the second quarter of 2013, compared with 76.3% in the previous quarter and 80.8% in the same quarter of 2012. NationSky’s gross margin in the second quarter of 2013 was approximately 33.9%, compared with 33.9% in the previous quarter and 19.9% in the same quarter of 2012, and the cost of revenues for NationSky primarily consists of hardware procurement cost.

Operating Expenses

Total operating expenses in the second quarter of 2013 were $27.1 million, up 96.7% year-over-year and 32.5% sequentially. Non-GAAP operating expenses were $14.1 million in the second quarter of 2013, up 60.2% year-over-year and 8.7% sequentially.

Selling and marketing expenses were $6.4 million in the second quarter of 2013, up 70.9% year-over-year and 26.2% sequentially. The year-over-year increase was primarily due to higher marketing and advertising spending as a result of increased advertising and promotion in developed markets such as Hong Kong and the United States, higher staff costs as a result of the increased headcounts from the FL Mobile and NationSky acquisitions, and higher share-based compensation expenses. The sequential increase was primarily due to the higher marketing and advertising spending and higher staff expenses partially offset by lower share-based compensation expenses in the second quarter of 2013. Non-GAAP selling and marketing expenses were $5.8 million in the second quarter of 2013, up 70.9% year-over-year and 38.5% sequentially. The year-over-year and sequential increases were mainly due to higher marketing and advertising spending and higher staff costs as a result of the increased headcounts from the FL Mobile and NationSky acquisitions.

General and administrative expenses were $17.0 million in the second quarter of 2013, up 108.5% year-over-year and 43.5% sequentially. The year-over-year increase was mainly due to higher share-based compensation expenses, higher staff costs, and higher travelling and entertainment expenses. The sequential increase was primarily due to higher share-based compensation expenses, higher bad debt expenses partially offset by lower legal and professional fees. Non-GAAP general and administrative expenses were 5.2 million in the second quarter of 2013, up 39.7% year-over-year and down 11.6% sequentially. The year-over-year increase was mainly due to higher staff costs, higher bad debt expenses and higher travelling and entertainment expenses. The sequential decrease was primarily due to lower legal and professional fees partially offset by higher bad debt expenses.

Research and development expenses were $3.7 million in the second quarter of 2013, up 96.7% year-over-year and 4.7% sequentially. The year-over-year increase was primarily due to higher staff costs, higher share-based compensation expenses and higher office related expenses. Non-GAAP research and development expenses were $3.1 million in the second quarter of 2013, up 83.6% year-over-year and 6.8% sequentially. The year-over-year increase was primarily due to higher staff costs and higher office related expenses.

Income from Operations and Operating Margin

Income from operations in the second quarter of 2013 was $0.5 million, down 65.5% year-over-year and 77.8% sequentially. Operating margin was 1.3% in the second quarter of 2013, compared with 7.5% in the same quarter a year ago and 7.0% in the previous quarter. Operating income would have been $7.3 million, up 388.8% year-over-year and 214.5% sequentially, without the additional share-based compensation of $6.8 million incurred as a result that FL Mobile exceeded its specific operating and performance-based targets during the period.

Non-GAAP operating income was $13.7 million in the second quarter of 2013, up 108.5% year-over-year and 37.2% sequentially. Non-GAAP operating margin was 33.0% in the second quarter of 2013, compared with 32.8% in the same quarter a year ago and 29.9% in the previous quarter. Excluding the impact from NationSky, non-GAAP operating margin was 38.3% in the second quarter of 2013, compared with 33.4% in the previous quarter. Operating margin for NationSky was about 10.8% in the second quarter of 2013, compared with 14.8% in the previous quarter.

Foreign Exchange Gain / (Loss), Interest Income and Other Income

Foreign exchange gain was $0.9 million in the second quarter of 2013, compared with a loss of $0.3 million in the same quarter a year ago and a gain of $0.1 million in the previous quarter. Foreign exchange gain was primarily attributable to the appreciation of RMB against US$. Interest income was $0.9 million in the second quarter of 2013, compared with $0.8 million in the same quarter a year ago and $0.8 million in the previous quarter. Interest income was primarily derived from certain term deposits of the Company.

Income Tax

Income tax expenses were $0.06 million and the effective tax rate was 2.7% in the second quarter of 2013, compared with an income tax expense of $0.1 million in the same quarter a year ago and an income tax expense of $0.3 million in the previous quarter. The low effective tax rate was primarily due to the preferential tax treatment enjoyed by certain subsidiaries of the Company.

Net Income

Net income attributable to NQ Mobile was $1.9 million in the second quarter of 2013, compared with $2.1 million in the same quarter a year ago and $2.9 million in the previous quarter. Net income would have been $8.7 million, up 319.7% year-over-year and 205.5% sequentially, without the additional share based compensation of $6.8 million incurred as a result that FL Mobile exceeded its operating and performance-based targets.

Non-GAAP net income attributable to NQ Mobile was $15.0 million in the second quarter of 2013, compared with $7.1 million in the second quarter of 2012 and $10.5 million in the first quarter of 2013.

Cash Flows and Deferred Revenue

Net cash flow generated from operations for the second quarter of 2013 was $11.1 million, compared with $1.9 million in the same quarter a year ago and $4.4 million in the previous quarter. Cash and cash equivalents and term deposits together amounted to $128.4 million as of June 30, 2013. Deferred revenue was $17.4 million at the end of second quarter of 2013, up 20.8% from $14.4 million at the end of the first quarter of 2013.

Other Business Updates and Significant Events

China Mobile renews contract for NQ Mobile to provide mobile malware monitoring, alert and other security analysis services

On August 2, 2013, NQ Mobile announced that the Guangdong subsidiary of China, which has the largest number of users and amount of revenues among the subsidiaries in the China Mobile group, has renewed its contract with NQ Mobile to manage and support its mobile malware monitoring, alert and other security analysis services. Additionally, NQ Mobile will continue to provide anti-malware services for China Mobile’s Mobile Marketplace, which it has done since 2010. The Information Security Operating Center of China Mobile will also continue to leverage NQ Mobile’s technical support on the spam sample database.

NQ Mobile subsidiary, FL Mobile, becomes a key game content partner of China Mobile’s game center

On July 30, 2013, NQ Mobile announced that FL Mobile, a leading social mobile platform in China, has become the game content provider for China Mobile’s Game Center. This partnership extends the already strong relationship that exists between NQ Mobile and China Mobile. As a result, FL Mobile will now be able to leverage its strong game and entertainment pipeline with China Mobile’s large mobile user base. China Mobile has over 740 million subscribers and the company is constantly focused on finding better ways to offer their consumers with unique and differentiated services and applications. FL Mobile brings to China Mobile’s Game Center powerful games and content that will improve overall user experience and service.

NQ Mobile subsidiary, FL Mobile, announces a strategic distribution contract with Baidu

On July 23, 2013, NQ Mobile announced that FL Mobile signed a new strategic cooperation agreement with Baidu. Under the agreement, Baidu DuoKu will be the exclusive publisher of the FL Mobile-developed game, The Martial Arts Champion (Wu Lin Meng Zhu) on the Android platform in China. FL Mobile has been the exclusive publisher of this game on the iOS platform since February 2013. During this time, the game has remained among the 30 top-grossing games on iOS and reached a ranking in the top 8 at one point.

NQ Mobile agrees to purchase the remaining 45 percent stake in its subsidiary, NationSky

On July 15, 2013, NQ Mobile announced that it has entered into a share purchase agreement to acquire the remaining 45 percent stake in its subsidiary, NationSky, and intend to fully consolidate the two businesses. This transaction is expected to be accretive to earnings in the third quarter 2013 as both the revenue growth and profitability trends of NationSky are exceeding the company’s original targets. The total cash and stock consideration for the NationSky purchase is valued at $25.2 million. The consideration includes $11 million in cash and $14.2 million in the Company’s Class A common shares. There will be additional performance-based consideration provided that certain profitability targets are met over the next 18 months.

NQ Mobile subsidiary Feiliu, now branded FL Mobile, expands its game pipeline with Tencent and China Mobile Games & Entertainment Group

On July 11, 2013, NQ Mobile announced the ongoing growth of its subsidiary, FL Mobile. FL Mobile has signed a strategic agreement with Tencent’s game studio “Five Colored Stones” that gives it operating rights to a selection of mobile games developed by the studio on the iOS platform in mainland China. FL Mobile has just launched the first game, “Journey to the West – Mythical Chapter” pursuant to this strategic agreement, at the beginning of July. “Dragon’s Summon,” a puzzle and card game jointly operated and published by China Mobile Games and Entertainment Group Limited and FL Mobile, is distributed exclusively on the iOS platform by FL Mobile.

NQ Mobile subsidiary, NationSky, accelerates the growth of its enterprise mobile device management services by expanding to more than 20 new enterprise customers

On July 9, 2013, NQ Mobile announced that its subsidiary, NationSky, a leading provider of mobile services to enterprises in China, will provide enterprise MDM services to Guangzhou Overseas Chinese Hospital, a major hospital in Guangdong province, in cooperation with GE Healthcare China, one of the world’s top-tier medical technology and services providers. Additionally, AnBang Insurance Group, one of the largest insurance companies in China, has chosen NQSky as its MDM service provider to manage its company-issued mobile devices. These two large enterprise customers are the latest additions to the more than 20 major customers that have selected the NQSky MDM solution since the solution was launched in February 2013.

NQ Mobile welcomes Atlantis Investment Management Ltd (“Atlantis”), through certain of its managed funds, as an important new shareholder and increases its previously announced share repurchase plan

On July 2, 2013, NQ Mobile announced certain funds managed by Atlantis have, in aggregate, purchased both directly from the Company and in the open market the equivalent of approximately 2,500,000 American Depository Shares (ADSs). Founded in 1994, Atlantis is a Hong Kong-based independent asset management firm focused on Asian equities with about US$3.2 billion assets under management. The Company also announced its Board of Directors has authorized expanding the current share repurchase plan from US$20 million to US$35 million. Under the share repurchase plan authorized by its Board of Directors, NQ Mobile may repurchase up to US$35 million worth of its outstanding ADSs over the period from November 26, 2012 through May 26, 2014.

U.S. Cellular expands relationship with NQ Mobile, offering award-winning mobile security and privacy Android apps to its 5.2 million customers

On June 26, 2013, NQ Mobile reached an agreement with U.S. Cellular to offer NQ Mobile’s award-winning NQ Mobile Security and NQ Mobile Vault products to the 5.2 million customers of U.S. Cellular. The apps will be marketed under the names U.S. Cellular Mobile Data Security powered by NQ Mobile and U.S. Cellular Privacy Protector powered by NQ Mobile, respectively. The new agreement follows a successful retail distribution program for the NQ Family Guardian parental control suite, which has been marketed under the name U.S. Cellular Family Protector powered by NQ Mobile since May 2013.

NQ Mobile further prioritizes creating shareholder value by hiring Matt Mathison as Vice President, Capital Markets

On June 25, 2013, NQ Mobile announced that it has hired Matt Mathison to the senior management position of Vice President, Capital Markets. Prior to joining NQ Mobile, Mr. Mathison acted as Portfolio Manager and CIO of WP Asset Management. He was President of Wedge Partners, a global TMT-focused research firm with extensive reach in mainland China and Asia. Prior to leading Wedge Partners, Mr. Mathison worked in the equities division of Goldman Sachs in San Francisco.

NQ Mobile award-winning security and privacy products expand footprint to 3,500 retail stores in the U.S.

On June 24, 2013, NQ Mobile announced that it now has relationships to provide its flagship products, NQ Mobile Security™, NQ Family Guardian™ and NQ Mobile Vault™ for Android, to more than 3,500 retail locations across the U.S. beginning on June 24, 2013. In addition to the previously announced relationships with Verizon Premium Wireless Retailers such as The Cellular Connection, A-Wireless, and Go Wireless, and Metro PCS and Cricket retailers such as Gratis Cellular and I-Communication, NQ Mobile’s flagship products will be rolled out in 1,500 target stores across the U.S. beginning on June 24, 2013. NQ Mobile’s flagship products are also currently available on the Google Play store.

Business Outlook

The Company expects net revenues to be in the range of $50 million to $51 million for the third quarter of 2013 and raises the full year 2013 net revenue guidance from the previously issued range of $179 million to $184 million to $185 million to $188 million.

The above forecast reflects the Company’s current and preliminary view, which is subject to possible material changes.

Conference Call Information

NQ Mobile’s management team will hold an earnings conference call to discuss its results and outlook at 8:00PM U.S. Eastern Time on Monday, August 12, 2013, (8:00AM Beijing/Hong Kong Time on Tuesday August 13, 2013).

The dial-in details for the conference call are:

U.S. Toll Free: 1 866 519 4004

International: +1 8456750437

Hong Kong: +852 2475 0994

United Kingdom: +44 2030598139

China Mainland: 4006208038 or 8008190121

Conference ID: 24547528

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A replay of the call will be available after the conclusion of the conference call the following day and will be made available through September 13, 2013. The dial-in details for the replay are:

U.S. Toll Free: 1 855 452 5696

International: +1 646 254 3697

Conference ID: 24547528

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of NQ Mobile’s website at http://ir.nq.com/

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile Internet services. NQ Mobile is a mobile security pioneer with proven competency to acquire, engage, and monetize customers globally. NQ Mobile’s portfolio includes mobile security and mobile games as well as advertising for the consumer market and consulting, mobile platforms and mobility services for the enterprise market. As of June 30, 2013, NQ Mobile maintained a large, global user base of 372 million registered user accounts and 122 million monthly active user accounts through its consumer mobile security business, 87 million registered user accounts and 16 million monthly active user accounts through its mobile games and advertising business and over 1,250 enterprise customers. NQ Mobile maintains dual headquarters in Dallas, Texas, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com/.

Non-GAAP Financial Measures

To supplement the Company’s financial results prepared in accordance with accounting principles generally accepted in the United States (“GAAP”), NQ Mobile’s management uses non-GAAP measures of cost of revenues, operating expenses, operating income and net income attributable to NQ Mobile, which are adjusted from results based on GAAP to exclude the share-based compensation expenses.

The Company’s non-GAAP financial information is provided as additional information to help the Company’s investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and its prospects for the future. The Company’s non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, the Company’s calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of NQ Mobile’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, operating income and net income attributable to NQ Mobile, excluding share-based compensation expenses, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from NQ Mobile’s unaudited financial information prepared in accordance with GAAP, except financial information on the balance sheet as of December 31, 2012 which is extracted from the audited figures included in NQ Mobile’s Form 20-F for the year ended December 31, 2012.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries please contact:

Investor Relations

NQ Mobile Inc.

Email: Phone:	investors@nq.com +852 3975 2853 +1 469 310 5280

NQ MOBILE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

BALANCE SHEETS

(In thousands)

	As of
	June 30,	December 31,
	2013	2012
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	15,387	18,862
Term deposits	112,969	101,503
Short-term investments	—	7,573
Accounts receivable, net of allowance of US$2,283 and US$1,095 as of June 30, 2013 and December 31, 2012 respectively	70,850	54,475
Inventory	272	429
Prepaid expenses and other current assets	21,754	17,014

Total current assets	221,232	199,856

Equity investment in associates	35,899	13,978
Property and equipment, net	2,538	2,434
Intangible assets, net	12,275	13,213
Goodwill	22,205	17,958
Other non-current assets	2,085	279

Total Assets	296,234	247,718

LIABILITIES
Current liabilities:
Receipt in advance	322	322
Accounts payable	9,123	7,399
Deferred revenue	17,437	12,234
Accrued expenses and other current liabilities	16,777	11,798
Tax payable and provision	1,171	533

Total current liabilities	44,830	32,286

Noncurrent liabilities:
Deferred tax liabilities, non-current	2,145	1,910
Other non-current liabilities	12	173

Total Liabilities	46,987	34,369

SHAREHOLDERS’ EQUITY
Common shares	25	24
Additional paid-in capital	237,347	208,426
Statutory reserve	2,938	2,938
Treasury stock	(3,220)	(1,346)
Accumulated deficit	(481)	(5,251)
Accumulated other comprehensive income	5,443	3,231

Total NQ Mobile Inc.’s shareholders’ equity	242,052	208,022

Non-controlling interest	7,195	5,327

Total shareholders’ equity	249,247	213,349

Total Liabilities and Shareholders’ Equity	296,234	247,718

NQ MOBILE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2013	2013	2012	2013	2012
	US$	US$	US$	US$	US$

Net Revenues
Service Revenues
Mobile valued added services	26,793	22,744	16,069	49,537	29,954
Advertising services	5,531	3,316	2,221	8,847	3,857
Enterprise mobility	2,896	2,002	193	4,898	193

Other services	1,024	1,066	264	2,090	719

Product Revenues

Enterprise mobility	5,154	4,110	1,214	9,264	1,214

Total net revenues	41,398	33,238	19,961	74,636	35,937

Cost of revenues*

Cost of services	(8,900)	(6,654)	(3,665)	(15,554)	(7,057)

Cost of products sold	(4,904)	(3,809)	(1,028)	(8,713)	(1,057)

Total cost of revenues	(13,804)	(10,463)	(4,693)	(24,267)	(8,114)

Gross profit	27,594	22,775	15,268	50,369	27,823

Operating expenses:
Selling and marketing expenses*	(6,384)	(5,057)	(3,735)	(11,441)	(6,927)
General and administrative expenses*	(16,954)	(11,812)	(8,130)	(28,766)	(14,669)
Research and development expenses*	(3,738)	(3,570)	(1,900)	(7,308)	(3,385)

Total operating expenses	(27,076)	(20,439)	(13,765)	(47,515)	(24,981)

Income from operations	518	2,336	1,503	2,854	2,842

Interest income	876	838	817	1,714	1,499
Realized gain on available-for-sale investment	—	5	—	5	—
Foreign exchange gain /(loss), net	900	108	(336)	1,008	(399)
Other income, net	114	194	105	308	220

Income before income taxes	2,408	3,481	2,089	5,889	4,162

Income tax expense	(64)	(323)	(119)	(387)	(184)
Share of profit from an associate	—	—	155	—	278

Net income	2,344	3,158	2,125	5,502	4,256

Net income attributable to the non-controlling interest	(434)	(298)	(43)	(732)	(43)

Net income attributable to NQ Mobile Inc.	1,910	2,860	2,082	4,770	4,213

Net income	2,344	3,158	2,125	5,502	4,256
Other comprehensive income/(loss): foreign currency translation adjustment	1,895	317	(270)	2,212	(162)

Comprehensive income	4,239	3,475	1,855	7,714	4,094
Comprehensive income attributable to non-controlling interest	(434)	(298)	(43)	(732)	(43)

Comprehensive income attributable to NQ Mobile Inc.	3,805	3,177	1,812	6,982	4,051

Net earnings per Class A and Class B common share, basic	0.0074	0.0114	0.0090	0.0187	0.0182
Net earnings per Class A and Class B common share, diluted	0.0066	0.0101	0.0083	0.0165	0.0171
Net earnings per ADS, basic	0.0370	0.0570	0.0450	0.0935	0.0910
Net earnings per ADS, diluted	0.0330	0.0505	0.0415	0.0825	0.0855
Weighted average number of common shares outstanding :
Basic	257,398,054	251,661,693	232,891,181	254,545,908	231,703,852
Diluted	290,964,809	281,994,344	250,549,533	289,091,898	246,750,595
Weighted average number of ADS outstanding :
Basic	51,479,611	50,332,339	46,578,236	50,909,182	46,340,770
Diluted	58,192,962	56,398,869	50,109,907	57,818,380	49,350,119

* Share-based compensation expense included in:
Cost of revenues	114	109	52	223	104
Selling and marketing expenses	617	892	360	1,509	787
General and administrative expenses	11,797	5,979	4,439	17,776	8,013
Research and development expenses	605	636	194	1,241	397

NQ MOBILE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS

OF CASH FLOWS

(In thousands)

	Three months ended
	June 30, 2013	March 31, 2013	June 30, 2012
	US$	US$	US$

Cash flows from operating activities:
Net income	2,344	3,158	2,125
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,346	1,229	257
Allowance for doubtful accounts	973	215	71
Share-based compensation	13,133	7,616	5,045
Foreign exchange (gain)/loss, net	(900)	(108)	336
Share of profit from an associate	—	—	(155)
Realized gain on available-for-sale investments	—	(5)	—
Other income from ADR depository arrangement	(80)	(80)	(80)
Changes in operating assets and liabilities:
Accounts receivable	(8,888)	(7,821)	(5,439)
Inventory	540	(383)	207
Prepaid expenses and other current assets	(3,812)	811	(1,094)
Other non-current assets	(1,614)	(2,165)	—
Accounts payable	3,003	(1,377)	682
Deferred revenue	3,083	2,205	1,156
Accrued expenses and other current liabilities	1,710	756	(1,304)
Tax payable and provision	263	375	55

Net cash provided by operating activities	11,101	4,426	1,862

Cash flows from investing activities:
Placement of term deposits	(17,803)	(18,504)	(30,040)
Maturities of term deposits	8,092	18,504	9,092
Proceeds from disposals of available-for-sale investments	—	7,578	—
Disbursements from the lending of the housing loans to employees	—	(80)	(79)
Proceeds from the repayment of the housing loans to employees	10	38	34
Cash paid for equity investment	(5,665)	(10,369)	(3,478)
Bridge loans in connection with completed and ongoing investments	(696)	(399)	(1,423)
Cash (paid)/acquired from the business acquisition	(531)	493	735
Purchase of property and equipment and intangible assets	(370)	(256)	(182)

Net cash used in investing activities	(16,963)	(2,995)	(25,341)

Cash flows from financing activities:
Proceeds from exercising of share options	532	1,618	635
Repurchase common stock	—	(1,874)	—

Net cash provided by/(used in) financing activities	532	(256)	635

Effect of exchange rate changes on cash and cash equivalents	624	56	(543)
Net (decrease)/ increase in cash and cash equivalents	(4,706)	1,231	(23,387)
Cash and cash equivalents at the beginning of the period	20,093	18,862	58,888

Cash and cash equivalents at the end of the period	15,387	20,093	35,501

NQ MOBILE INC.

SUPPLEMENTARY NOTES – UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS OF OPERATIONS

(In thousands)

	Three months ended June 30, 2013
	NQ Mobile Inc. Group excluding NationSky	NationSky	Consolidated
	US$	US$	US$
Net Revenues
Service Revenue
Mobile valued added services	26,793	—	26,793
Advertising services	5,531	—	5,531
Enterprise mobility	—	2,896	2,896
Other services	1,024	—	1,024
Product Revenue
Enterprise mobility	—	5,154	5,154

Total net revenues	33,348	8,050	41,398

Cost of revenues
Cost of services	(8,479)	(421)	(8,900)
Cost of products sold	—	(4,904)	(4,904)

Total cost of revenues	(8,479)	(5,325)	(13,804)

Gross profit	24,869	2,725	27,594

Operating expenses:
Selling and marketing expenses	(5,675)	(709)	(6,384)
General and administrative expenses	(16,296)	(658)	(16,954)
Research and development expenses	(3,253)	(485)	(3,738)

Total operating expenses	(25,224)	(1,852)	(27,076)

Income/(loss) from operations	(355)	873	518

Interest income	874	2	876
Foreign exchange gain, net	900	—	900
Other income, net	114	—	114

Income before income taxes	1,533	875	2,408

Income tax expense	(32)	(32)	(64)
Share of profit from an associate

Net income	1,501	843	2,344

Net income attributable to the non-controlling interest	(55)	(379)	(434)

Net income attributable to NQ Mobile Inc.	1,446	464	1,910

NQ MOBILE INC.

NON-GAAP MEASURE RECONCILIATIONS

(In thousands)

	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2013	2013	2012	2013	2012
	US$	US$	US$	US$	US$

Selling and marketing expenses under GAAP	(6,384)	(5,057)	(3,735)	(11,441)	(6,927)
Share based compensation expense*	617	892	360	1,509	787

Non-GAAP selling and marketing expenses	(5,767)	(4,165)	(3,375)	(9,932)	(6,140)

General and administrative expenses under GAAP	(16,954)	(11,812)	(8,130)	(28,766)	(14,669)
Share based compensation expense*	11,797	5,979	4,439	17,776	8,013

Non-GAAP general and administrative expenses	(5,157)	(5,833)	(3,691)	(10,990)	(6,656)

Research and development expenses under GAAP	(3,738)	(3,570)	(1,900)	(7,308)	(3,385)
Share based compensation expense*	605	636	194	1,241	397

Non-GAAP research and development expenses	(3,133)	(2,934)	(1,706)	(6,067)	(2,988)

Income from operations under GAAP	518	2,336	1,503	2,854	2,842
Share based compensation expense*	13,133	7,616	5,045	20,749	9,301

Non-GAAP income from operations	13,651	9,952	6,548	23,603	12,143

Net income attributable to NQ Mobile Inc. under GAAP	1,910	2,860	2,082	4,770	4,213
Share based compensation expense*	13,133	7,616	5,045	20,749	9,301

Non-GAAP net income attributable to NQ Mobile Inc.	15,043	10,476	7,127	25,519	13,514

Weighted average number of diluted ADS outstanding:	58,192,962	56,398,869	50,109,907	57,818,380	49,350,119

GAAP fully diluted earnings per ADS	0.0330	0.0505	0.0415	0.0825	0.0855

Non-GAAP fully diluted earnings per ADS	0.2585	0.1857	0.1422	0.4414	0.2738

*	It represented elimination of share-based compensation expenses resulting from granting of options and restricted shares to qualified employees and consultants by the Company during the prior and current periods.